FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39966

New Found Gold Corp.

(Translation of registrant’s name into English)

1430 - 800 West Pender Street

Vancouver, British Columbia

Canada  V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Gold Corp. Announces C$50 Million Bought Deal Financing

VANCOUVER, British Columbia, Dec. 07, 2022 (GLOBE NEWSWIRE) -- New Found Gold Corp. (TSXV:NFG | NYSE-A: NFGC) (“New Found” or the “Company”) has announced today that it has entered into an agreement with BMO Capital Markets, on behalf of itself and a syndicate of underwriters (collectively, the “Underwriters”) led by BMO Capital Markets, under which the Underwriters have agreed to buy, on a bought deal basis, 6,250,000 charity flow-through common shares of the Company (the “Charity Flow-Through Common Shares”) at a price of C$8.00 per Charity Flow-Through Common Share for aggregate gross proceeds of approximately C$50 million (the “Offering”). The Company has granted the underwriters an option, exercisable at the offering price up to 30 days following the closing of the Offering, to purchase up to an additional 15% of the Charity Flow-Through Common Shares issued in connection with the Offering. Each Charity Flow-Through Common Share will qualify as a "flow-through share" within the meaning of subsection 66(15) of the Income Tax Act (Canada).

The Company intends to use net proceeds from the financing to continue its exploration and drilling efforts at its Queensway Project. The Charity Flow-Through Common Shares will be offered by way of a prospectus supplement in all of the provinces and territories of Canada, excluding Quebec.

The Charity Flow-Through Common Shares will also be offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States. The Offering is expected to close on or about December 14, 2022 and is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange and the NYSE American.

Copies of the base shelf prospectus dated July 22, 2022 and prospectus supplement relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the base shelf prospectus and prospectus supplement, when available, can be found under the Company’s profile on SEDAR at www.sedar.com, and a copy of the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Charity Flow-Through Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 74% complete. The Company is well funded for this program with cash and marketable securities of approximately $55 million as of November 2022.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours. Information on the Company’s website does not form a part of this press release.

New Found Gold Corp.

Per: “Collin Kettell”

Collin Kettell, Chief Executive Officer

Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the closing of the Offering, the use of proceeds of the Offering, the acceptance of the Offering by the TSX Venture Exchange and NYSE American, the tax treatment of the Charity Flow-Through Common Shares, and the timing of the closing of the Offering. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “suggests,” “potential,” “goal,” “objective,” “prospective,” “possibly,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to the Company receiving all approvals necessary for the completion of the Offering and the timing thereof; the tax treatment of the Charity Flow-Through Common Shares, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or through the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: December 8, 2022	By:	/s/ Collin Kettell
Chief Executive Officer